Exhibit 2

31 May 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 31 May 2016 it purchased 250,000 of its ordinary shares at a price of 1594.0597 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 38,915,726 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,291,116,216 (excluding shares to be held in treasury).